Exhibit 99.1

Americas Silver Corporation Reports Third Quarter 2017 Financial Results

TORONTO--(BUSINESS WIRE)--November 14, 2017--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) today reported consolidated financial and operational results for the third quarter of 2017.

This earnings release should be read in conjunction with the Company’s Third Quarter Production and Cost Update, Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Silver Corporation SEDAR profile at www.sedar.com, on its EDGAR profile at www.sec.gov, and are also available on the Company’s website at www.americassilvercorp.com. All figures are in U.S. dollars unless otherwise noted.

Third Quarter Highlights

  Revenues of $9.8 million in Q3, 2017, excluding $3.8 million of El Cajón and San Rafael pre-production revenues capitalized to development costs, compared with revenues of $16.8 million in Q3, 2016.
  Cash flow generated from operating activities1 in the first three quarters of 2017 of $5.9 million, compared to cash generated from operating activities of approximately $5.2 million for the first three quarters of 2016.
  A net loss of ($2.8) million or ($0.07) cents per share in Q3, 2017, compared with a net income of $1.0 million or $0.03 cents per share in Q3, 2016.
  The Company expects San Rafael to be the sole source of the mill feed by the end of the week of November 13, 2017 with commercial production expected before the end of the fourth quarter. The project remains fully funded and initial capital is expected to be less than $17 million, lower than the original April 2016 Pre-feasibility Study estimate of $21 million.
  Previously announced, consolidated silver production for the quarter of approximately 565,000 silver ounces and 1.1 million silver equivalent2 ounces, representing a decrease of 5% and an increase of 1%, respectively, compared to Q3, 2016.
  Consolidated cash costs3 for the quarter were approximately $12.61 per silver ounce, an increase of 26% year-over-year, while consolidated all-in sustaining costs3 were approximately $15.92 per silver ounce, an increase of 24% year-over-year. Including the El Cajón pre-production by-product revenues net of direct mining, smelting and refining costs, cash costs and all-in sustaining costs would have been $11.77 and $14.18 per silver ounce, respectively.
  Guidance for 2017 remains at 2.0 - 2.5 million ounces of silver production and silver equivalent production of 5.0 - 5.5 million ounces with projected cash costs at the high end of the $4.00 - $5.00 per silver ounce and all-in sustaining cash costs of $9.00 - $10.00 per silver ounce ranges depending on the timing of the declaration of commercial production at San Rafael.
  Cash balance at September 30, 2017 of $8.7 million with net working capital of approximately $14.9 million.

1 Cash flow generated from operating activities is a non-IFRS financial measure calculated as net cash flow used in operating activities less changes in non-cash working capital items such as trade and other receivables, inventories, prepaid expenses, and trade and other payables.
2 Silver equivalent production throughout this press release was calculated based on silver, zinc, lead and copper realized prices during each respective period.
3 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2016 year-end and quarterly MD&A.

“This event marks an exciting moment in the history of the Company,” said Americas Silver Corporation President and CEO Darren Blasutti. “With San Rafael going into full production this week, coupled with ten-year historic prices for zinc and lead, we expect to drive significant earnings and cash flow for our shareholders starting in Q1, 2018 and over the life of the mine.”

Consolidated Production and Operating Costs

Consolidated Production and Cost Details
	Q3 2017	Q3 2016
Total ore processed (tonnes milled)	174,677	166,770
Silver produced (ounces)	564,833	596,855
Zinc produced (pounds)	1,433,961	2,183,814
Lead produced (pounds)	5,369,482	7,991,507
Copper produced (pounds)	507,285	326,639
Silver equivalent produced (ounces)	1,107,874	1,107,110
Silver recovery (percent)	90.9	89.7
Silver grade (grams per tonne)	111	124
Silver sold (ounces)	542,298	601,845
Zinc sold (pounds)	1,258,532	2,142,465
Lead sold (pounds)	5,224,322	7,976,671
Copper sold (pounds)	460,227	337,306
Cost of sales ($ per silver equivalent ounce)[1]	$9.17	$10.25
Silver cash cost ($ per silver ounce) [1]	$12.61	$10.00
All-in sustaining cost ($ per silver ounce) [1]	$15.92	$12.86

1 Cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce in Q3, 2017 excludes contributions of 160,128 silver ounces and 238,919 silver equivalent ounces from El Cajón during its commissioning period, and excludes pre-production of 5,146 silver ounces and 30,161 silver equivalent ounces minded from San Rafael during its commissioning period. Pre-production revenue (net of cost of sales) from El Cajón and San Rafael are capitalized as an offset to development costs.

Net loss of ($2.8) million was recorded for the quarter, compared to a net income of $1.0 million for the third quarter of 2016. The Company also generated cash from operating activities before non-cash working capital items of $5.9 million in the first three quarters of 2017 compared to $5.2 million in the first three quarters of 2016. The decrease in net income is primarily attributable to lower net revenue on timing of concentrate sales, lower silver, zinc and lead production, share-based compensation, higher marketing expenses to support the U.S. listing, and higher exploration costs at Zone 120. This decrease was partially offset by lower cost of sales, higher base metal prices, and lower interest and financing expenses. Production for the quarter dropped due to lower grades at Nuestra Señora compared to the prior year due to the wind-down of operations in Q3 and Q4, 2017 and underperformance at the Galena Complex in the quarter.

Consolidated silver production for the third quarter of 2017 was 564,833 silver ounces which represents an increase of 1% over the previous quarter and a decrease of 5% year-over-year. Silver equivalent production was approximately 1.1 million ounces, down 6% over the previous quarter and up 1% year-over-year. The decrease in silver and silver equivalent production is primarily due to lower tonnage and grade at the Galena Complex, partially offset by the continuing strong production from the Nuestra Señora and El Cajón mines as the Cosalá Operations prepares to commence commercial production from San Rafael later in the quarter.

Further information concerning the consolidated and individual mine operations is included in the Company’s third quarter Condensed Interim Consolidated Financial Statements for the nine months ended September 30, 2017 and Management’s Discussion and Analysis for the three and nine months ended September 30, 2017.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of operational and development plans (including completion of the San Rafael Project), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CONTACT:
Americas Silver Corporation
Darren Blasutti
President and CEO
416-848-9503